Valero to Acquire Basis Petroleum

SAN ANTONIO, March 17, 1997 -- Valero Energy Corporation (NYSE: VLO) announced today that it has signed a letter of intent to acquire Basis Petroleum, Inc. (Basis), a wholly owned subsidiary of Salomon Inc (NYSE: SB). The primary assets of Basis include three refineries with total throughput capacity in excess of 300,000 barrels per day (BPD) and an extensive wholesale marketing business. The three refineries are comprised of a 160,000 BPD facility in Texas City, Texas; an 85,000 BPD facility in Houston, Texas; and a 65,000 BPD facility in Krotz Springs, Louisiana. After acquiring Basis, Valero will own and operate four refineries with total throughput capacity of about 500,000 BPD, making it one of the largest independent refining companies in the U.S.

Valero will acquire the stock of Basis for $285 million, plus approximately $200 million for inventories and other working capital to be acquired in the transaction. The purchase price will consist of Valero common stock having a fair market value of approximately $120 million, with the remainder to be paid in cash. In addition, Salomon will receive payments in any of the next ten years if the average refining margin during any of such years improves above a specified level. Any payments under this earn-out arrangement will not exceed $35 million in any year or $200 million in the aggregate.

The acquisition has been approved in principle by the board of directors of both Valero and Salomon. Completion is subject to execution of definitive agreements and the satisfaction of other customary conditions. The transaction is expected to close in May 1997. The acquisition is not expected to affect the timing related to Valero's announcement in January to spin off its refining and marketing business to a separate company and merge its natural gas related services business with PG&E Corporation. The spin-off and merger are still expected to be completed by mid-year.

"We are very excited to be acquiring Basis Petroleum," said Bill Greehey, Valero's Chairman of the Board and Chief Executive Officer. "This acquisition represents the initial step in building our new refining company into one of the preeminent players in the industry. It will substantially increase our scope and size and will provide a strong base for future growth. The addition of Basis' three refineries to our state-of-the-art facility in Corpus Christi, Texas, creates tremendous value for our shareholders. Basis has recently completed significant upgrades to its facilities and we are convinced that, primarily through certain reconfiguration of operations and reduction in overhead costs, the acquisition will be accretive to Valero's earnings and cash flow as early as the first year of consolidation."

Valero will hold a conference call for the investment community today at 9:00 a.m. CST to further discuss details of this transaction. If you are interested in participating in the conference call, please call 1-800-553-2599, conference I.D. 182484, no later than five minutes prior to 9:00 a.m. CST. After the conference call is completed, a playback may be accessed by calling 1-800-625-5288.

Valero Energy is a diversified energy company engaged in the production, transportation and marketing of environmentally clean fuels and products. The company's core businesses are specialized refining and natural gas related services. Valero refines high-sulfur atmospheric residual oil into premium products, primarily reformulated gasoline, at its 171,500-barrel-per-day refinery in Corpus Christi, Texas, and markets those products. In addition, the company owns and operates a 7,500-mile natural gas pipeline system and eight natural gas processing plants, and is a leading marketer of natural gas, natural gas liquids and electric power.

For more information about Valero Energy Corporation, please visit our web site, http://www.valero.com.